STOP 3561

April 15, 2008

Howard G. Berger, CEO
RadNet, Inc.
1510 Cotner Avenue
Los Angeles, CA 90025

     Re: **RadNet, Inc.**
                 Form 10-K/T for the Transition Period from
                 November 1, 2006 to December 31, 2006
                 Filed April 17, 2007
                 File No. 001-33307

Dear Mr. Berger:

     We have completed our review of your Form 10-K/T and have no further comments at this time.

                 Sincerely,

                 John Reynolds
                 Assistant Director